SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

TELESP HOLDING COMPANY

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp Announces Consolidated Financial Results for the 1Q05” dated on May 10, 2005.

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

São Paulo, May 10, 2005

Quarterly Results

January – March 2005

Results January – March 2005 - TELESP  1

CORPORATE INITIATIVES

The corporate initiatives of Telesp in this quarter were even more aligned with the vision of the Telefónica Group to become the world’s best and larger integrated telecommunication Group. This vision has as its foundation the transformation program “accelerate to be more leader” and it is composed by four transformation axes:

Client orientation: Telesp is going through a deep change with a strongly commercial orientation, considering client’s satisfaction as the key driver for growth. Consequently, Telesp launched several initiatives both internally, like the alignment of the incentive systems, and externally, like the development and launching of the “economy” alternative plans which target a deeper segmentation based on the customers’ needs and contribute to a larger socialization of the access of the population to telecommunications and information;

Innovate in order to win: by establishing innovation as one of the axes of transformation, Telesp seeks to generate the maximum of technological and commercial innovation as well as of internal processes. Starting from the traditional services, Telesp is experiencing a transformation with strong emphasis in the development and launching of new products, such as broadband, value added services, alternative telephony plans, long distance, etc. This makes Telesp to go beyond the basic telephony service and to transform itself to remain as leader in a market subject to fast evolution. Within this strategy, Telesp will continue the developing and launching of products that are more and more innovative and focused on value generation.

Operating excellence: with a very high rate of lines in service per employee, Telesp is already one of the most efficient operators around the world. For 2008, the Company has financial, operating and customer service indicators even more aggressive, with concrete and objective goals set to become the company with the highest standards of customer satisfaction and operating excellence. This represents a new stage in the search for more efficiency, which already happens in all the areas of the Company, and has as its ultimate goal to improve the return for the shareholders and the society, and to benefit the clients with a perfect execution on the first time, with total reliability and satisfaction.

Leadership and commitment: by implementing incentive and recognition systems, universal internal training and proactive management of the satisfaction levels of its collaborators, Telesp now implements a virtuous cycle: leadership on a daily basis, motivating its collaborators, which in turn promote a differenced customer support, generating client satisfaction, accomplishing the objectives and commitments set, satisfying the society and the shareholders, generating more opportunities while involving the managers and leaders and generating more leadership on a daily basis, which continuously reinforces this cycle.

Results January – March 2005 - TELESP  2

RESULTS HIGHLIGHTS

	January - March
Unaudited consolidated figures in Reais MM	2005	2004	% Var
Net operating revenues1/	3,385.0	3,266.2	3.6
EBITDA2/	1,530.7	1,415.4	8.1
EBITDA margin (%)	45.2%	43.3%	1.9 p.p.
Operating income	739.8	631.3	17.2
Income before income tax and social contribution	748.5	640.5	16.9
Net income	489.9	418.6	17.0

Shares outstanding (bn)	493.6	493.6	0.0
EPS (000)	0.99	0.85	17.0

Installed Lines (switching) (000)	14,200.0	14,288.2	(0.6)
Lines in service (000)	12,364.0	12,227.5	1.1
Telephone density (per 100 inhab.)	31.3%	31.2%	0.1 p.p.
Lines in service/employee3/	1,778	1,776	0.1
Digitalization (%)	98.7	97.2	1.5 p.p.

1/	The gross operating revenues amounted to R$4,781.1 million in the 1Q05 and R$4,520.4 million in the 1Q04. The tax deductions, which include ICMS, PIS, COFINS, ISS, IPI and other discounts totaled R$1,396.2 million in the 1Q05 and R$1,254.3 million in the 1Q04.
2/	EBITDA = Earnings before interest taxes, depreciation and amortization
3/	For this calculation, the number of LIS considers both the fixed lines in service as well as the ADSL lines.

ADSL is offered under the brand name “Speedy” and reached 880,183 clients in March 2005, increasing 6.5% relative to the 4Q04. In relation to March 2004, the growth was 69.9%, in line with the growth trend of the last quarters and the targets for 2005.

Alternative Plans for Fixed Telephony – On March 21, 2005, the Company launched the Family Economy Line, which allows the control of expenses with cellular and long distance calls. With this new Plan, the client pays a monthly fee of R$18.91 (R$26.50 including taxes - promotional price until June 30, 2005) and an installation fee of R$58.55 (R$82.06 including taxes), it can make fixed-to-fixed local calls and has 50 free pulses included in the monthly fee. In order to make long distance calls or calls to mobile numbers, an “Economy Line” prepaid card is needed. This line has a facility, additional to the previous Economy lines, that allows each member of the household to

Results January – March 2005 - TELESP  3

have its own prepaid card, having exclusive control on its individual expenses. The alternative plans for fixed telephony increase the profitability of the installed capacity of Telesp and serve the market segments that were previously not given more economical choices for access to telephony services. More than 70% of the people that purchase these lines were never before subscribers of the fixed telephony services. This reflects the commitment of Telesp with the universalization of the telecommunication services in the state of São Paulo, above the regulatory demands, and the socialization of the access to communications and information.

The net operating revenues for the 1Q05 totaled R$3,385.0 million and when compared to the R$3,266.2 million of revenues recorded in the 1Q04, an increase of R$118.8 million, or 3.6%, is registered. This is explained by the tariff increases in 2004 and the growth in the Speedy service. When comparing the 1Q05 with the 4Q04, there is a reduction of R$61.6 million or 1,8%, mainly explained by the historical seasonality of the local service for this period and the reduction of revenues from the inter-network fixed-to-mobile service.

Results January – March 2005 - TELESP  4

The EBITDA margin in the 1Q05 was 45.2%, an improvement of 1.9 p.p. when compared to the 1Q04, fueled by the tariff increases and a reduction of the interconnection expenses, partially offset by the increase in outsourcing and personnel expenses. When comparing the 1Q05 with the 4Q04, a reduction of 1.1 p.p. is registered, explained by the increases in outsourcing, personnel expenses and taxes, which were partially offset by the drop in provisions, supplies and interconnection expenses.

The consolidated Capex accumulated until March 2005 totaled R$217 million. This figure is in line with the investment needs of the Company and confirms the long-term commitment of the Telefónica Group in Brazil, both in the keeping and socialization of the traditional services as well as the growth of new services.

The total indebtedness of the Company as of March 31, 2005 was R$2,769.3 million including hedging operations, R$216.3 million, or 7.2%, lower than on March 31, 2004. For comparison purposes, as of December 31, 2004, the indebtedness of the Company was R$ R$2,992.2 million

Results January – March 2005 - TELESP  5

including hedging operations. The most relevant difference compared to the year 2004 is related to the maturity of the debt in light of the issuance of bonds. The profile of indebtedness of Telesp reflects the best possible optimization of value generation given the economic and financial situation of the Company at each moment.

NET FINANCIAL DEBT

(Million R$)

	March/05	December/04	March/04
Short-term Debt	396.4	529.9	1,800.4
Long-term Debt	2,142.2	2,226.3	861.9
Total Debt	2,538.6	2,756.2	2,662.3
Gains (losses) with Hedging Operations	(230.7)	(235.9)	(323.3)
Debt (ex-Hedging Operations)	2,769.3	2,992.2	2,985.6
Cash	744.0	238.6	809.2
Net Debt	2,025.4	2,753.6	2,176.4

Results January – March 2005 - TELESP  6

REVENUES HIGHLIGHTS

Gross Operating Revenues by the end of the March 2005, reached R$4,781.1 million, which represents and increase of R$ 260,7 million, or 5.8%, compared to the same period of the previous year. When comparing the 1Q05 with the 4Q04, the revenues dropped R$24.6 million, or 0.5%.

The changes are explained as follows:

Monthly Subscription Fee: reached R$1,380.4 million in the 1Q05, representing an improvement of R$197.0 million, or 16.6% compared to the 1Q04, mainly due to the tariff increases in 2004, besides the introduction of the economy lines in the 2H04. When comparing the 1Q05 with the 4Q04, a R$24.9 million or 1.8% raise was registered mainly because of the increase with the monthly fee for trunk lines as a result of the acquisition of Atrium.

Installation Fee: registered revenues of R$17.1 million in the 1Q05, showing a decrease of R$4.8 million, or 22.0%, when compared to the same period of the previous year, mainly as a consequence of the promotional campaign for the second line, in which the client does not pay the installation fee. When comparing the 1Q05 and the 4Q04, an increase of R$12.4 million, or 266.6%, is noted, mainly as a result of an accounting readjustment in the 4Q04 as a result of a reversion in provisions.

Results January – March 2005 - TELESP  7

Local Service: totaled R$727.4 million in the 1Q05, presenting a decrease of R$52.2 million, or 6.7%, compared to the 1Q04, as a result of a reduction in traffic (exceeding pulses), partially offset by the tariff increases in 2004. It is worth noting that the decrease in local traffic is mainly the consequence of a drop in dial-up Internet traffic (due to the migration to broadband) and the reconfiguration of the local areas in September 2004. Because of this reconfiguration, calls that were previously classified as DC level and billed by pulses with different cadence are now billed as local calls. When comparing the 1Q05 with the 4Q04, a R$62.8 million or 7.9% fall is noted as a result of the drop in traffic (exceeding pulses) of about 5.6%, in line with the historical seasonality for this service within the period.

Others: amounted to R$181.3 million in the 1Q05, showing a R$25.8 million or a 16.6% increase when compared with the 1Q04, chiefly as a consequence of the improvement in revenues coming from the Intelligent Line services (value added services for fixed telephony) and the fact that the revenues from Atrium were consolidated from December 2004 on, which was counterbalanced by the reduction of revenues from modems resale which is not being executed by Telesp anymore. When comparing the 1Q05 with the 4Q04, an increase of R$43.2 million, or 31.3%, was recorded, primarily as a result of growth in revenues coming from the administration of telephone services in commercial buildings, rendered by the subsidiaries Assist Telefônica and Atrium.

DLD: reached R$772.3 million in the 1Q05, presenting an raise of R$20.7 million, or 2.8%, compared to the 1Q04. When comparing the 1Q05 with the 4Q04, there was an increase of R$21.4 million, or 2.9%. The increase in revenues is explained by the following reasons:

Long distance (intra-state): recorded revenues of R$570.6 million in the 1Q05, growing R$4.2 million, or 0.7%, when compared to the 1Q04, mainly as a result of the tariff increases in 2004, partially offset by the drop in traffic. When comparing the 1Q05 with the 4Q04, a reduction of R$8.5 million or 1.5% is noted, mainly due to the decrease in traffic, partially offset by the tariff increases in 2004.

Long distance (inter-state): reached R$201.7 million in the 1Q05, showing an improvement of R$16.5 million, or 8.9% when compared to the 1Q04, chiefly due to the increase in fixed-to-fixed co-billing traffic with operators within the other regions. When comparing the 1Q05 with the 4Q04, an increase of R$29.9 million, or 17.4%, is shown because of the same aforementioned reasons and the tariff readjustment in 2004.

Fixed-to-mobile: amounted to R$987.7 million in the 1Q05, presenting a contraction of R$36.2 million, or 3.5%, compared to the same period of the previous year. When comparing the 1Q05 with the 4Q04, a reduction of R$58.0 million, or 5.5%, was recorded. Both effects were the consequence of the traffic reduction, in line with the historical seasonality of that service for this period.

ILD: totaled R$29.9 million in the 1Q05, registering an increase of R$1.7 million, or 6.0%, when compared to the 1Q04, primarily due to the increased traffic and revenues coming from fixed-to-fixed co-billing with operators within the other regions. A reduction of R$1.0 million, or 3.2%, is noted when comparing the 1Q05 with the 4Q04, mainly due to the increase in tariff promotions, which was partially counterbalanced by the increase in traffic and revenues from fixed-to-fixed co-billing with operators within the other regions.

Interconnection Revenues: recorded R$180.9 million in the 1Q05, a deterioration of R$13.3 million, or 6.8%, when compared with the 1Q04, chiefly because of the reduction in fixed-to-mobile interconnection revenues and discounts on carrier contracts with other operators, partially offset

Results January – March 2005 - TELESP  8

by the increase in Long Distance traffic by means of the access code “15”. When comparing the 1Q05 with the 4Q04, a reduction of R$15.4 million, or 7.8%, due to the same aforementioned reasons.

Public Telephony: reached R$105.6 million in the 1Q05, and when compared to the 1Q04, it increased R$28.7 million, or 37.3%, due to the improvement in the sale of public telephone cards, besides the tariff increases in 2004. A decrease of R$13.7 million, or 11.5%, was recorded when comparing the 1Q05 with the 4Q04, primarily because of the increase in the transfers from TUP (Public Usage Telephony) to other operators.

Data Transmission: revenues for the 1Q05 added up to R$302.9 million, representing a R$81.7 million or 36.9% increase regarding the 1Q04. This effect was chiefly produced by the growth in “Speedy” services. An improvement of R$17.2 million, or 6.0%, was registered when comparing the 1Q05 with the 4Q04 due to the same aforementioned reason.

Infrastructure rental: amounted to R$95.8 million in the 1Q05, showing an increase of R$11.7 million, or 13.9%, when compared to the 1Q04. This effect was largely the result of revenues for rental for wholesale exploitation of dedicated lines of 2MB (2MB EILD) and local access to packaged network. When comparing the 1Q05 and the 4Q04, an improvement of R$7.1 million, or 8.0%, primarily as a result of the revenues from 2MB EILD rental.

Results January – March 2005 - TELESP  9

OPERATING EXPENSES HIGHLIGHTS

Operating Expenses in the 1Q05 reached R$1,854.3 million, a variation of R$3.5 million, or 0.2% compared to the 1Q04. When comparing the 1Q05 with the 4Q04, there was an increase of R$4.8 million, or 0.3%.

The Operating Expenses variations are explained as follows:

Personnel expenses totaled R$141.7 million in the 1Q05, which represents an increase of R$22.7 million, or 19.1%, when compared to the 1Q04, mainly due to the salary increase of 6% in September 2004, the Career Plan that benefited an average of 3,000 employees and, to a lesser degree, the incorporation of Atrium. When comparing the 1Q05 with the 4Q04, an increase of R$6.9 million, or 5.1%, was shown chiefly due to Career Plan.

General and administrative expenses reached R$1,562.2 million in the 1Q05, registering an increase of R$25.8 million, or 1.7%, compared to the 1Q04. There was a decrease of R$9.4 million, or 0.6%, when comparing the 1Q05 with the 4Q04.

Results January – March 2005 - TELESP  10

The General and Administrative Expenses changes are explained as follows:

Supplies added up to R$31.8 million in the 1Q05, presenting a R$5.7 million, or 15.2%, drop when compared to the 1Q04, mainly due to the reduction in the cost of supplies sold, as a result of the lower sales of modems, which from the 2H04 on are no longer rendered by Telesp. This reduction was partially counterbalanced by the increase with supplies related to public telephone, economy lines card and the Detecta (caller ID service) promotion. When comparing the 1Q05 and the 4Q04, a contraction of R$2.8 million, or 8.0%, is noted, basically because of the reduction of expenses with materials for productive plant maintenance.

Outsourcing expenses totaled R$620.7 million in the 1Q05, an increase of R$63.2 million, or 11.3%, when compared to the 1Q04, chiefly as a result of the increase in expenses of operating plant services, the readjustment of the contracts based on price indexes and the increase in Internet IP-network traffic, in light of the increase in the Speedy plant. When comparing the 1Q05 with the 4Q04, an increase of R$31.6 million, or 5.4%, was registered, mainly due to expenses with technical-administrative services and operating services for productive plant, which were counterbalanced to a certain degree by the reduction in expenses with advertising.

Inter-connection expenses amounted to R$856.8 million, dropping R$38.9 million, or 4.3%, when comparing the 1Q05 with the 1Q04 in light of the improvement in the efficiency in the interconnection expenses. When comparing the 1Q05 and the 1Q04, there was a decrease of R$37.7 million, or 4.2%, due to the same reason.

Other Expenses reached R$52.9 million in the 1Q05, going up R$7.2 million, or 15.8%, compared to the 1Q04, mainly due to the increase in rental expenses of 3rd party transmission poles, the increase in fees to the power company, and the rental of infrastructure. When comparing the 1Q05 with the 4Q04, a contraction of R$0.5 million, or 1.0%, was registered due to the lower rental expenses with data circuits.

Taxes added up to R$62.6 million, recording an increase of R$0.4 million, or 0.6%, when comparing the 1Q05 and the 1Q04, chiefly due to the increase in expenses with ISS (service taxes) in light of the increase on Other Revenues. This effect was partially compensated by the decrease in expenses with FUST (Telecommunications Services Universalization Fund). From the 4Q04 on, according to Anatel’s authorization, Telesp started to deduct the interconnection expenses and EILD rental of the base of calculation for the FUST, which resulted in a lower payment of taxes compared to the previous year. When comparing the 1Q05 with the 4Q04, an increase of R$9.0 million, or 16.8%, was registered, mainly as a result of the recalculation of the FUST of December 2004, when this readjustment was retroactively acknowledged for the period from January 2004 to October 2004, which made the Taxes entry to amount a lower figure in the 4Q04. This effect was partially offset by the reduction in PIS and COFINS on other revenues.

Provisions for bad debt fell R$42.5 million, or 31.5%, when comparing the 1Q05 and the 1Q04. The quarterly figures represent 2.7% of the total net operating revenues (4.1% in the 1Q04). When comparing the 1Q05 with the 4Q04, there was a reduction of R$12.2 million, or 11.7% (3% of the net operating revenues in 4Q04). This positive result for the Company is a consequence of the efforts in collection, debt recovery and products more suited to the different market segments. As of March 31, 2005, the Company did not register any client with an outstanding bill that surpassed 1% of the total accounts receivable.

Results January – March 2005 - TELESP  11

Losses with Investments presented an increase of R$2.1 million in the 1Q05 when compared to the 1Q04, because of exchange rate effect of the consolidation of the Aliança Atlântica subsidiary by the equity method. When comparing the 1Q05 with the 4Q04, a reduction of R$4.6 million is noted, due to the same aforementioned reason.

Other operating revenues (expenses) registered a positive net result of R$4.9 million in the 1Q05 compared to the 1Q04. This behavior is mainly the result of the reduction in provisions for low-rotation inventories, reductions in donations and sponsorships, and increases in the revenues from fines, partially offset by the decrease in revenues from commissions over billing and collection, and the increase in expenses with contingencies. When comparing the 1Q05 with the 4Q04, there was a negative variation of R$6.0 million, chiefly due to the recovery of taxes and the reversion of provisions for the pension plan in December 2004.

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OTHER HIGHLIGHTS

Depreciation went down R$15.2 million, when comparing the 1Q05 with the 1Q04, mainly due to the realignment of the Capex levels after the achievement of the universalization targets. This entry remained practically stable when comparing the 1Q05 with the 1Q04.

Net Financial Revenues / (Expenses): the negative financial result increased R$22 million when comparing the 1Q05 with the 1Q04, mainly as a result of higher financial expenses. If we compare the 1Q05 with the 4Q04, the net financial loss was reduced in R$2.7 million, basically because of the reduction in expenses with CPMF. The indebtedness and result of the operations of the Company are significantly affected by the risk of the exchange rates. As of March 31, 2005, 39.83% of the financial debt was denominated in foreign currency (US dollar, Canadian dollar and Yen), while 99.97% of the indebtedness was being covered by active positions in hedge operations (Swap to “CDI”). The gains and losses of those operations are recorded in the financial statements. As of March 31, 2005, those transactions showed a negative consolidated net result of R$54.7 million, while a liability of R$230.7 million was recorded to acknowledge the temporary loss.

Non-Operating Revenues (Expenses) registered a drop of R$0.5 million, or 5.9%, when comparing the 1Q05 with the 1Q04, chiefly due to the sale of assets, offset by the result of fines. When comparing the 1Q05 with the 4Q04, a fall of R$3.2 million, or 27.2%, is registered, mainly due to the negative result of R$6.0 million related to the sale of permanent assets.

Loans and Financing: As of March 31, 2005, the Company had R$1,011.2 million (R$1,228.6 million as of December 31, 2004) in loans and financing denominated in foreign currency, from which R$434.8 million (R$563.0 million as of December 31, 2004) were obtained at fixed interest rates, and R$576.5 million (R$665.6 million as of December 31, 2004) were obtained at foreign variable interest rates (Libor). In order to be protected against the exchange risk of the loans denominated in foreign currency, the Company contracted hedge operations to tie the debt to the local currency, with floating interest rates indexed to the CDI, and as a consequence the financial results of the Company are affected by the fluctuations of this rate. The position in loans and financing also includes the value of the bonds issued in 2004, paying interests based on the variation of the CDI rate (R$1,522.5 million), as described in the Corporate Events. Furthermore, the Company invests the balance of cash and cash equivalents (financial instruments) of R$744.0 million (R$238.6 million as of December 31, 2004) mainly in short-term instruments, based on the variation of the CDI, which contributes to reduce this risk. Book value of those instruments is close to market value because of their short-term maturity.

Regarding the variable foreign interest rates, the Company is protected for the financing with the JBIC – Japan Bank for International Cooperation. The Company keeps monitoring the interest rates in the market in order to evaluate the eventual need to contract other derivatives to protect itself against the volatility risk of the variable foreign interest rates on its remaining position.

Results January – March 2005 - TELESP  13

SOCIETARY EVENTS

CAPITAL STRUCTURE COMPOSITION

As of March 31, 2005

Telesp	Common	Preferred	Total
Controlling Company	140,040,860,473	291,819,562,080	431,860,422,553
	84.71%	88.90%	87.49%
Others	25,279,346,129	36,452,510,659	61,731,856,788
	15.29%	11.1 0%	12.51%
Total number of shares	165,320,206,602	328,272,072,739	493,592,279,341

Note: Treasury shares were cancelled in the General Shareholders’ Meeting held on August 14, 2003.

Capital stock - in thousands of R$ (in 12/ 31/ 04):	5,978,074
Book Value per 1,000 shares (R$):	24.09
Capital stock - in thousands of R$ (in 03/ 31/ 05):	5,978,074

Telesp acquires the IP Network from Telefônica Empresas S.A.: On December 10, 2002, the management of Telecomunicações de São Paulo – Telesp announced that its Board of Directors, on session held on December 10, 2002, decided to approve the proposal for the purchase, from Telefónica Empresas, of the business composed by the assets and contracts with customers related to the following services: (i) Switched IP (Internet Protocol): Services and infrastructure that allow the establishment of switched connections of remote users through the dial-up network; (ii) Speedy Link: Service rendered to Internet Service Providers (ISPs), that allows them to offer to their clients the use of the broadband access to internet named Speedy. Furthermore, the Company wants to clarify that: (a) The present transaction is interesting to the Company since it enables the optimization of its operations, increases of synergies in network development and speed in the commercial response to the market, as well as the establishment of business strategies; (b) The value of the purchase of the aforementioned services, their respective assets and contracts with clients was determined to be R$143,910,000.00 (one hundred forty three million, nine hundred ten thousand reais), according to the valuation made by an independent company, KMPG Corporate Finance S/C Ltda.; (c) Telesp requested the proper authorization from Anatel in order to deploy the Multimedia Communication Service (SCM), thus allowing the Company the direct exploitation of the services related to the assets/businesses to be acquired.

Modification of the Company’s bylaws: the Extraordinary General Shareholders’ Meeting, held on December 30, 2002 approved the modification of the heading of the article 7 and the 1st paragraph of article 27, and the removal of article 26 of the Company’s bylaws, in order to adapt them to Law # 10303/01. Such modification refers to the fact that the preferred shares will have a secured priority in the reimbursement of capital, without premium, and will receive a dividend, in an amount that is 10% (ten per cent) higher than the one granted to each common share. This dividend substitutes the minimum dividend, non accumulative, of 6% per year of the value resulting by dividing the subscribed capital by the total number of shares of the Company, previously stated in the heading of article 7.

Bonds: On September 03, 2004, the Company announced a Public Offering of Obligations (the “Program”) and the activation, within the Program’s parameters, of the First Issuance of Telesp’s Bonds (the “Offer”).

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The Program has a total value of R$3,000,000,000.00 (three billion reais), with maturity of two years, counted from the filing at CVM on October 15, 2004. It considers the issuance of simple bonds, not convertible to shares, unsecured type and/or Promissory Notes.

The Offer consists of the issuance of 150,000 simple bonds, not convertible to shares, unsecured type (“Debêntures”), with nominal value of R$10,000.00 (ten thousand reais) per unit, totaling the amount of R$1,500,000,000.00 (one billion, five hundred million reais), in a single series, maturing on September 01, 2010 (six years). The bonds will yield interests with quarterly payments corresponding to 103.5% of the accumulated average daily rates of the DI (overnight Inter-financial Deposits Extra-Group), calculated and published by CETIP (Custodian and Liquidation Chamber).

The interest of the bonds may be reviewed on September 01, 2007. Conservatively, the Company included in the consolidated schedule of long-term maturity described above, the principal of the bonds in the year 2007, the data for the review of the interest.

Acquisition of Atrium: On December 24, 2004, the Company acquired Santo Genovese Participações Ltda. (“Santo Genovese”), controller of Atrium Telecomunicações Ltda. (“Atrium”), company dedicated to the management of the rendering of telecommunication services. Santo Genovese is a holding company that had, as its only asset, the shares representative of 99.99% of the capital stock of Atrium. The value of the deal was set in R$113.4 million of which R$92.7 million were effectively paid, while the difference will be paid once the operation receives the final approval of the government and regulatory entities. The operation will allow the Company to increase its offer to the domestic market with services that have greater value added, through the management of the rendering of telecommunication services.

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SUBSEQUENT EVENTS

On April 02 and 04, 2005, the Company announced the payment of interim dividends and interest on the Company’s net worth for the fiscal year 2005, decided in the Board of Directors’ Meeting held on April 01, 2005, ad referendum of the General Shareholders’ Meeting.

Interim Dividends – Fiscal year 2005 - The Company declared interim dividends in the amount of R$1,500,000,000 (one billion, five hundred thousand million reais), based on the accumulated earnings of the last annual balance sheet, in accordance with article 28 of the Company’s bylaws and articles 204 and 205 of the Law #6404/76.

INTERIM DIVIDENDS - FISCAL YEAR 2005

(Amout per lote of 1,000 shares - R$)

	Common	Preferred (*)
Amount per lot of 1,000 shares - R$	2.849438	3.134382

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws.

The interim dividends will be charged against the minimum mandatory dividends for the fiscal year 2005 in accordance with the established by the single paragraph of the article 28 of the Company’s bylaws.

The payment of this dividend started on April 20, 2005 to the common and preferred shareholders registered as such in the Company’s registry book by the end of the day on April 01, 2005.

Interest on the Company’s net worth – Fiscal year 2005 - The Company declared interest on the Company’s net worth in the amount of R$359,000,000 (three hundred fifty nine million), subject to income tax withholding of 15%, resulting in a net payment of R$305,150,000 (three hundred five million, one hundred fifty thousand reais) in accordance with the article 9 of the Law #9249/95 and the Instruction 207/96 of the CVM (“Comissão de Valores Mobiliários”).

INTEREST ON THE COMPANY’S NETWORTH - FISCAL YEAR 2005

(Amount per lot of 1,000 shares - R$)

	Immune or Exempt Legal Entities (Gross Value)	Income Tax Withhold (15%)	Taxed Legal Entities and Individual (Net Value)
Common Shares	0.681965	0.102294	0.579670

Preferred Shares (*)	0.750162	0.112524	0.637637

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws.

The corresponding credits were made in the Company’s accounting records on April 30, 2005, on an individual basis for each shareholder, based on the positions in the shareholder registry book by the end of the day, on April 29, 2005. The payment will be executed until the end of the fiscal year 2005.

In accordance with the single paragraph of the article 29 of the Company’s bylaws, the interest on the Company’s net worth may be charged against the minimum mandatory dividends for the fiscal year 2005. Immune or exempt entities for tax withholding will receive the payment for the gross value, upon presenting proof of such condition, according to the notice to the shareholders published on April 02 and 04, 2005.

Results January – March 2005 - TELESP  16

ADDITIONAL NOTES

CVM Edict # 371 – Pension Plan Accounting Procedures: The Company chose to register the liabilities related to pension plans directly in the “net equity” as of December 31, 2001, net from the corresponding tax effects, according to the Edict CVM # 371 published on December 13, 2000. On December 31, 2002, the Company chose to immediately register all the actuary gains and losses in the financial statements. In the actuary valuation of those pension plans, the projected unitary credit method was adopted, being the assets of the plans accounted as of September 30, 2003 and November 30, 2002, respectively. For the cases of multi-sponsored plans (PAMA and PBS-A), the valuation of assets was done based on the Company’s liabilities for pension plans relative to the total liabilities of the pension plan. The total value of the registered liability until March 31, 2005 was R$44.9 million.

Tariff Increases - On June 29, 2004, through Edicts #45011 and #45012, the Agência Nacional de Telecomunicações – ANATEL approved the percentages for the tariff adjustment for the Switched Fixed Telephony Service (STFC) according to the criteria established in the Local and Domestic Long Distance Concession Contracts, to be effective starting on July 02, 2004 and for sector 32 (former CETERP) since July 03, 2004. On July 02, the approved percentages were applied on top of the tariffs determined by the legal injunction.

The average variations of the tariff baskets were as follows:

Local: 6.89%

Long Distance: 3.20%

TU-RL: -10.47%

TU-RIU: 3.20%

After the final decision regarding the Legal Injunction by the STJ, with the reincorporation of the IGP-DI as the index, the approved percentages, in accordance with Anatel’s published acts, were applied on top of the approved tariffs in June 2003, non-retroactively. The increase was divided in two installments, with the first one being effective on September 01, 2004. On September 01, 2004 on, the following readjustment indexes were applied to Telefónica’s services:

Pulse: average of 3.22%

Domestic Long Distance: average of 5.22%

Non-residential and trunk monthly fee: 7.75%

Residential monthly fee: 3.14%

Installation: average of 14.14%

The second installment was effective from November 01, 2004 on. The following readjustment indexes were applied to Telefónica’s services:

Pulse: average of 3.13%

Domestic Long Distance: average of 4.97%

Non-residential and trunk monthly fee: 7.20%

Residential monthly fee: 3.05%

Installation: average of 12.40%

Relevant Fact – Shares’ Reverse Split Proposal - On February 22, 2005, the Company, in compliance with CVM Instruction #358 of January 03, 2002, published a relevant fact informing that on the meeting held on February 21, 2005, the Board of Directors decided to submit to the Extraordinary General Shareholders’ Meeting, called for on May 11, 2005, the proposal for the reverse split of the shares representative of the capital stock of the Company, in accordance with the established on the

Results January – March 2005 - TELESP  17

article 12 of the Law # 6404 dated as of December 15, 1976, where the current 493,592,279,341 shares representative of the capital stock, from which 165,320,206,602 are common and 328,272,072,739 are preferred, will be grouped in the proportion of 1,000 (one thousand) shares to 1 (one) share of the respective class. The holders of shares, either common or preferred, which do not have multiples of 1,000 (one thousand) shares will be able to adjust their shareholder positions during the adjustment period of 30 (thirty) days to be announced through the Notice to the Shareholders.

Results January – March 2005 - TELESP  18

HISTORICAL SUMMARY

Telecomunicações de São Paulo S/A - TELESP since November 30, 1999 (due to a corporate restructuring) is the new name of Telesp Participações S/A., a corporation organized under the laws of the Federal Republic of Brazil, formed upon the reorganization of Telecomunicações Brasileiras S.A., on May 22, 1998. TELESP is the main supplier of fixed line public telecommunications services in the Brazilian state of São Paulo. The Brazilian Government sold its stake in TELESP PARTICIPAÇÕES thus privatizing the Company on July 29, 1998. TELESP’s operating concession expires on December 31, 2005, at which point it can be extended for a period of 20 years.

Telecomunicações de São Paulo S/A - TELESP acquired, in December 1999, voting and non-voting shares of Centrais Telefônicas de Ribeirão Preto S/A - CETERP. The CETERP cellular operating division was sold afterwards.

The tender offer to exchange the shares of the Company by BDRs (Brazilian Depositary Receipts) representatives of the shares of Telefónica, S.A. was concluded on June 30, 2000.

On August 03, 2000, the wholly owned subsidiary Telefônica Empresas S.A. was created, whose corporate goal is to render switched package network services. On November 24, 2000, the Company completed the capital increase on its fully owned subsidiary in local currency and through the valuation of the assets related to the switched package network services, including the transfer of the authorization to render that service.

On January 31, 2001, Telefônica Data Brasil Holding S.A. was created, resulting of the partial spin-off of the Company’s net equity. This equity was represented by the investment in the fully owned subsidiary Telefônica Empresas S.A. and accounts receivable. The purpose of the creation of Telefônica Data Brasil Holding S.A. was the segregation of the operating activities related to the switched package network services, due to the administrative and operating restructuring in the year 2000.

TELESP’s business, services and tariffs have been regulated by ANATEL (Agência Nacional de Telecomunicações) since June 16, 1997, according to various decrees, decisions, plans and regulatory measures.

TELESP became the first operator to file the corresponding information of the accomplishment of Anatel’s targets. ANATEL has already granted the license to permit Telesp to offer domestic and international long distance services to its customers, and also to extend its business out of its concession area (São Paulo) to the whole country.

The international long distance services started to be deployed on May 7, 2002 while the domestic long distance services were not being rendered in that period due to a legal injunction. For the same reasons, the domestic long distance services started to be deployed on July 29, 2002.

The Board of Directors of ANATEL, on its 240th meeting held on January 29, 2003 granted Telecomunicações de São Paulo, S.A. - Telesp the authorization to exploit the Multimedia Communications Service (SCM) nationwide. The Company may offer voice and data services through points of presence, composed of networks and telecommunication circuits.

Results January – March 2005 - TELESP  19

On July 06, 2003, the mobile telephone operating companies started to implement the long distance carrier selection. It enables the client to determine the long distance carrier for each domestic long distance call (VP2 and VP3) or international call, according to the SMP – Mobile Personal Service rules. Consequently, the Company started to acknowledge the revenues from said services and, at the same time, started to pay to the mobile telephone operators for the use of their networks.

On September 04, 2004, the rules established in Resolution #373 of Anatel (National Telecommunications Agency), dated as of June 03, 2004, were implemented. This Resolution deals with the reconfiguration of the local areas for the Switched Fixed Telephony Service. As a consequence, all calls, previously billed as domestic long distance (DC - Áreas Conurbadas), will now be billed as local calls. In São Paulo, this modification comprised 53 municipalities, while 39 of them where in Grande São Paulo.

On December 24, 2004, the Company acquired Santo Genovese Participações Ltda. (“Santo Genovese”), controller of Atrium Telecomunicações Ltda. (“Atrium”), company dedicated to the management of the rendering of telecommunication services. The operation will allow the Company to increase its offer to the domestic market with services that have greater value added, through the management of the rendering of telecommunication services.

Results January – March 2005 - TELESP  20

CONSOLIDATED INCOME STATEMENTS

FOR THE PERIODS ENDED ON MARCH 31, 2005 AND 2004 AND DECEMBER 31, 2004

Unaudited (Million reais)

	Quartely Analysis			% Var
	1Q05	4Q04	1Q04	1Q05x4Q04	1Q05x1Q04
Gross operating revenue	4,781.1	4,805.8	4,520.4	(0.5)	5.8
Monthly subscription fee	1,380.4	1,355.5	1,183.4	1.8	16.6
Installation charge	17.1	4.7	21.9	266.6	(22.0)
Local Service	727.4	790.2	779.6	(7.9)	(6.7)
DLD	772.3	750.8	751.6	2.9	2.8
Intra-state	570.6	579.1	566.4	(1.5)	0.7
Inter-state	201.7	171.7	185.2	17.4	8.9
Fixed-to-mobile revenues	987.7	1,045.6	1,023.8	(5.5)	(3.5)
ILD	29.9	30.8	28.2	(3.2)	6.0
Interconnection	180.9	196.3	194.2	(7.8)	(6.8)
Public telephony	105.6	119.3	76.9	(11.5)	37.3
Data transmission	302.9	285.7	221.2	6.0	36.9
Infrastructure rental	95.8	88.7	84.1	8.0	13.9
Others	181.3	138.1	155.5	31.3	16.6

Deductions	(1,396.2)	(1,359.2)	(1,254.3)	2.7	11.3

Net operating revenues	3,385.0	3,446.5	3,266.2	(1.8)	3.6

Operating expenses	(1,854.3)	(1,849.4)	(1,850.8)	0.3	0.2
Personnel expenses	(141.7)	(134.8)	(119.0)	5.1	19.1
General and administrative expenses	(1,562.2)	(1,571.6)	(1,536.4)	(0.6)	1.7
Supplies	(31.8)	(34.6)	(37.5)	(8.0)	(15.2)
Outsourcing expenses	(620.7)	(589.1)	(557.5)	5.4	11.3
Interconnection expenses	(856.8)	(894.4)	(895.7)	(4.2)	(4.3)
Other expenses	(52.9)	(53.4)	(45.7)	(1.0)	15.8
Taxes	(62.6)	(53.6)	(62.3)	16.8	0.6
Provisions	(92.3)	(104.5)	(134.9)	(11.7)	(31.5)
Investment gains (losses)	(3.3)	1.2	(1.2)	(367.6)	175.6
Other operating revenues / (expenses)	7.8	13.8	2.9	(43.4)	165.8
Earnings before interest taxes, depreciation and amortization - EBITDA	1,530.7	1,597.1	1,415.4	(4.2)	8.1

Depreciation and amortization	(686.5)	(686.4)	(701.7)	0.0	(2.2)
Financial revenues	104.7	109.1	106.2	(4.0)	(1.4)
Financial expenses	(209.1)	(216.2)	(188.6)	(3.3)	10.9
Interest on the company’s net worth	0.0	(592.8)	0.0	—	—

Operating income	739.8	210.7	631.3	251.1	17.2

Non-operating revenues (expenses)	8.7	11.9	9.2	(27.2)	(5.9)

Income before income tax and social contribution	748.5	222.6	640.5	236.2	16.9

Income tax	(190.0)	(80.2)	(164.5)	136.8	15.5
Social contribution	(68.5)	(29.1)	(57.4)	135.7	19.3

Income before company’s net worth reversion	489.9	113.3	418.6	332.3	17.0

Interest on company’s net worth reversion	0.0	592.8	0.0	—	—

Net income	489.9	706.1	418.6	(30.6)	17.0

Note: In order to achieve a better presentation of the Operating revenues with the market and the regulatory agency (ANATEL), the Company made reclassifications in the values presented in March and December 2004. The main reclassifications took place in the entries: “Monthly Subscriber Fee”, “Interconnection”, “Infrastructure Rental” and “Others”.

Results January – March 2005 - TELESP  21

CONSOLIDATED BALANCE SHEET

As of March 31, 2005 and December 31, 2004

Unaudited (Million reais)

	MARCH/2005	DECEMBER/2004	% VAR
ASSETS
Current assets	4,729.1	4,161.9	13.6

Cash and cash equivalents	744.0	238.6	211.8
Cash and bank accounts	21.5	25.3	(15.2)
Financial investments	722.5	213.3	238.8
Accounts receivable from customers	3,422.6	3,264.1	4.9
Allowance for doubtful accounts	(561.7)	(568.1)	(1.1)
Recoverable taxes	759.9	907.8	(16.3)
Loans and financial investments	7.2	18.8	(61.4)
Maintenance inventories	90.3	93.0	(2.9)
Recoverable prepaid expenses	115.9	92.8	24.8
Receivables from associated companies	75.3	70.3	7.2
Other assets	75.6	44.6	69.5

Long-term assets	868.3	805.1	7.9

Recoverable taxes	410.1	354.4	15.7
Loans and financial investments	10.4	10.4	0.7
Bail of legal proceedings	349.2	333.9	4.6
Receivables from associated companies	9.1	15.9	(43.1)
Other assets	89.6	90.5	(1.1)

Permanent Assets	13,306.4	13,784.8	(3.5)

Investments	278.4	284.6	(2.2)
Property, plant and equipment - net	12,912.5	13,369.4	(3.4)
Differed results	115.5	130.8	(11.7)

Total Assets	18,903.9	18,751.8	0.8

LIABILITIES
Current liabilities	3,903.5	4,163.8	(6.3)

Loans and financing	396.4	529.9	(25.2)
Suppliers	1,299.6	1,194.8	8.8
Consignments	165.0	168.6	(2.2)
Taxes	972.5	1,165.7	(16.6)
Dividends and interest on capital	502.6	506.1	(0.7)
Accrual for contingencies	55.0	52.8	4.0
Payroll and related charges	125.6	143.3	(12.4)
Unrealized Losses on Hedging Operations	230.7	235.9	(2.2)
Payables to associated companies	42.7	36.7	16.4
Other liabilities	113.3	129.8	(12.7)

Long-term liabilities	3,092.6	3,170.2	(2.4)

Loans and financing	2,142.2	2,226.3	(3.8)
Taxes	25.2	26.0	(3.2)
Accrual for contingencies	827.2	800.4	3.4
Payables to associated companies	31.4	50.5	(37.8)
Other liabilities	66.7	67.1	(0.6)

Results of future fiscal years	17.5	17.5	0.0

Shareholders’ equity	11,888.6	11,398.6	4.3
Capital Stock	5,978.1	5,978.1	0.0
Capital reserves	2,745.4	2,745.3	0.0
Profit Reserves	659.6	659.6	0.0
Retained earnings	2,505.6	2,015.7	24.3

Capitalizable Funds	1.6	1.6	0.0

Total liabilities	18,903.9	18,751.8	0.8

Results January – March 2005 - TELESP  22

OPERATING DATA

CONSOLIDATED DATA

		Acumulated Analysis			Quarterly Analysis
		MARCH/04	MARCH/05	% VAR	4Q04	1Q05	% VAR
Capital Expenditure (Economic)	R$ MM	197	217	10.2	554	217	(60.8)

Network
Installed Lines (switching)		14,288,188	14,200,030	(0.6)	14,230,843	14,200,030	(0.2)
Installed Lines - Gain		39,475	(30,813)	(178.1)	(73,869)	(30,813)	(58.3)
Lines in Service		12,227,546	12,363,952	1.1	12,462,746	12,363,952	(0.8)
Residential		9,113,568	9,246,829	1.5	9,320,825	9,246,829	(0.8)
Non-residential		1,444,137	1,417,696	(1.8)	1,432,245	1,417,696	(1.0)
Trunk Lines1/		1,091,148	1,065,571	(2.3)	1,076,176	1,065,571	(1.0)
Public Lines		327,224	328,816	0.5	328,944	328,816	(0.0)
Internally used and test lines		251,469	305,040	21.3	304,556	305,040	0.2
Lines in Services - Gain		(69,384)	(98,794)	N.A.	103,589	(98,794)	(195.4)
Average Lines in Service	(ALIS)	12,258,407	12,412,410	1.3	12,422,628	12,412,410	(0.1)
ADSL		518,175	880,183	69.9	826,400	880,183	6.5
Digitalization	(%)	97.2	98.7	1.5 p.p.	98.7	98.7	0.0 p.p.

Traffic
Local Pulses - Registered	(pul 000)	8,531,819	7,864,824	(7.8)	8,121,756	7,864,824	(3.2)
Local Pulses - Exceeding	(pul 000)	5,976,378	5,298,452	(11.3)	5,611,110	5,298,452	(5.6)
Domestic Long Distance2/	(min 000)	4,111,540	3,569,844	(13.2)	3,819,901	3,569,844	(6.5)
International Long Distance	(min 000)	22,980	25,342	10.3	25,224	25,342	0.5
Monthly traffic per ALIS
Local	(pul)	232	211	(9.0)	218	211	(3.1)
DLD	(min)	112	96	(14.3)	102	96	(6.5)
ILD	(min)	0.6	0.7	8.9	0.7	0.7	0.6

Others
Employees		7,177	7,450	3.8	7,125	7,450	4.6
LIS per Employee3/		1,776	1,778	0.1	1,865	1,778	(4.7)
Monthly Net Op. Revenue per ALIS	(R$)	88.8	90.9	2.4	92.5	90.9	(1.7)
Telephone Density (per 100 inh.)		31.2	31.3	0.1 p.p.	31.74/	31.3	(0.4) p.p.

1/	Includes ISDN clients.
2/	Includes intra-state, inter-state (fixed-to-fixed and fixed-to-mobile).
3/	End of period. Includes ADSL clients.
4/	Population: 39,446,266 (source IBGE - March 2005).

Results January – March 2005 - TELESP  23

TARIFFS - FIXED LINE SERVICES

LOCAL SERVICE TARIFFS

(in reais - including taxes)

Date	Installation Charge	Monthly Subscription Fee			Public Telephone		Local Pulse
		Residential	Non-residential	Trunk Line	Local	Credit
Jun 24, 2001	76.6	23.3	36.4	48.6	0.075	0.075	0.092
Jun 28, 2002	76.6	26.6	40.0	40.0	0.081	0.081	0.103
Jun 30, 2003	89.8	30.4	49.6	49.6	0.093	0.093	0.117
Sep 12, 20031/	69.7	31.1	46.9	46.9	0.095	0.095	0.120
Jul 02, 2004	64.2	33.5	50.4	50.4	0.102	0.102	0.129
Sep 01, 2004	73.1	34.5	54.4	54.4	0.105	0.105	0.133
Nov 01, 20042/	82.1	35.6	58.3	58.3	0.108	0.108	0.137

DLD TARIFFS

(in reais - including taxes, per minute, normal rates, without discounts)

Date	D1 (up to 50km)	D2 (50 to 100km)	D3 (100 to 300km)	D4 (over 300km)
Jun 24, 2001	0.100	0.160	0.220	0.300
Jun 28, 2002	0.108	0.173	0.237	0.347
Jun 30, 2003	0.124	0.198	0.272	0.397
Sep 12, 2003	0.127	0.203	0.278	0.382
Jul 02, 2004	0.133	0.213	0.292	0.400
Sep 01, 2004	0.144	0.230	0.316	0.397
Nov 01, 2004	0.155	0.248	0.340	0.394

INTERCONNECTION TARIFFS

(in reais - including taxes, per minute, without discounts)

Date	Fixed-to-Fixed		Fixed-to-Mobile
	TU-RL	TU-RIU	VC-1	VC-2	VC-3
Feb 3, 2001			0.453	0.953	1.084
Jun 24, 2001	0.050	0.086	0.453	0.953	1.084
Feb 01, 2002	0.050	0.091	0.498	1.037	1.180
Feb 08, 2003			0,5687-0,6360 3/	1.265	1.439
Jun 30, 2003	0.058	0.114
Sep 12, 2003	0.052	0.102
Feb 11, 2004			0,6085-0,6805 3/	1.354	1.540
Jul 02, 2004	0.047	0.106
Sep 01, 2004	0.049	0.112
Nov 01, 2004	0.052	0.118

1/	Installation Charge was readjusted on October 04, 2003.
2/	Some services have differentiated tariff rates for the former CTBC concession area, such as: installation charge (R$66.74), monthly fee for non-residential and trunk lines (R$55.96), DLD (D1=R$0.150, D2=R$0.216, D3=R$0.308 and D4=R$0.439). There are different tariffs within CETERP’s region.
3/	From February 8, 2003 on, there are different tariffs for the several concession sectors where the calls are originated and terminated, according to the table approved by Anatel.

Note a) On February 06, 2004, according to the Act 42422, ANATEL (Agência Nacional de Telecomunicações) approved the tariff adjustment of the Cellular Móvil Service - SMC and Personal Mobile Service - SMP, with an increase of 6.99% for the VC1, VC2 and VC3 throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. The new tariffs started to be charged on February 11, 2004.

Note b) On June 29, 2004, through Edicts #45011 and #45012, the Agência Nacional de Telecomunicações – ANATEL approved the percentages for the tariff adjustment for the Switched Fixed Telephony Service (STFC) according to the criteria established in the Local and Domestic Long Distance Concession Contracts, to be effective starting on July 02, 2004 and for sector 32 (former CETERP) since July 03, 2004. On July 02, the approved percentages were applied on top of the tariffs determined by the legal injunction.

The average variations of the tariff baskets were as follows: Local: 6.89%; Long Distance: 3.20%; TU-RL: -10.47%; TU-RIU: 3.20%

Note c) After the final decision regarding the Legal Injunction by the STJ, with the reincorporation of the IGP-DI as the index, the approved percentages, in accordance with Anatel’s published acts, were applied on top of the approved tariffs in June 2003, non-retroactively. The increase was divided in two installments, with the first one being effective on September 01, 2004. On September 01, 2004 on, the following readjustment indexes were applied to Telefónica’s services: Pulse: average of 3.22%; Domestic Long Distance: average of 5.22%; Non-residential and trunk monthly fee: average of 7.75%; Residential monthly fee: 3.14%; Installation: average of 14.14%

Note d) The second installment was effective from November 01, 2004 on. The following readjustment indexes were applied to Telefónica’s services: Pulse: average of 3.13%; Domestic Long Distance: average of 4.97%; Non-residential and trunk monthly fee: average of 7.20%; Residential monthly fee: 3.05%; Installation: average of 12.40%

Results January – March 2005 - TELESP  24

LOANS AND FINANCING

(in thousand of reais)

March 2005

	Currency	Interest Rate	Due Date	Short-term	Long-term	Total
Mediocrédito	US$	1.75%	2014	8,218.0	64,154.0	72,372.0
CIDA	CAN$	3.00% 6%+3.75% SPREAD	2005	1,566.0	—	1,566.0
Loans in local currency (a)	R$	AND CDI + 0.40%	UNTIL 2006	3,486.0	1,339.0	4,825.0
		MONTHLY
Loans in foreign currency (a)			UNTIL 2009	360,641.0	576,667.0	937,308.0
Bonds	R$	103,5% OF CDI RATE	UNTIL 2007	22,535.0	1,500,000.0	1,522,535.0

Total				396,446.0	2,142,160.0	2,538,606.0

(a)	The loans denominated in local and foreign currency include loans from financial institutions related to the financing of working capital for Santo Genovese Participações Ltda. (Atrium Telecomunicações Ltda.).

COMPOSITION OF THE LOANS IN FOREIGN CURRENCY

(in thousand of reais)

March 2005

Consolidated	Currency	Interest Rate	Principal	Interest	Balance
Resolution 2770	USD	2.00% TO 6.90%	312,021.0	13,739.0	325,760.0
Resolution 2770	JPY	1.40%	22,126.0	—	22,126.0
Debt Assumption	USD	18.40% TO 27.50%	8,611.0	4,356.0	12,967.0
Untied Loan - JBIC	JPY	LIBOR + 1.25%	555,257.0	1,316.0	556,573.0
DEG - Deutsche Investitions	USD	LIBOR + 6.00%	17,997.0	1,885.0	19,882.0

CONSOLIDATED SCHEDULE OF LONG-TERM OBLIGATIONS

(in thousand of reais)

March 2005

Year	Amount
2006	192,652.0
2007	1,650,603.0
2008	131,409.0
2009	131,409.0
FROM 2010 ON	36,087.0
TOTAL	2,142,160.0

Results January – March 2005 - TELESP  25

DISCLAIMER

This document contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. The Company undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Company’s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company’s Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Brazilian Market Regulator.

For additional information, please contact:

Investor Relations

Rua Martiniano de Carvalho, 851 – 17th floor

01321-001 - São Paulo - Brazil

Tel.: +55 11 3549 7200 / 7201

Fax: +55 11 3549 7202

E-mail:

Daniel de Andrade Gomes

dgomes@telefonica.com.br

ri.telefonicabr@telefonica.com.br

www.telefonica.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: May 10, 2005	By:	/s/ Daniel de Andrade Gomes
	Name:	Daniel de Andrade Gomes
	Title:	Investor Relations Director